UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2019__ AND ENDING __December 31, 2019__

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LIFESCI CAPITAL LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

250 W 55th Street, Suite 16B

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender   646.290.7248

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C Bender _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIFESCI CAPITAL LLC _____, as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Notary Public

_____ C Buch
Signature

Financial & Operations Principal
Title

MATTHEW S. MARKOTT
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01MA6185731
My Commission Expires_____

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of LifeSci Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LifeSci Capital LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 25, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

LIFESCI CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	7,826,640
Commission and accounts receivable		914,721
Deposit at clearing broker		250,301
Due from affiliate		175,000
Prepaid expenses and other assets		62,353
TOTAL ASSETS	$	**9,229,015**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	737,221
Due to affiliate		728,306
Total liabilities		**1,465,527**

Members' equity

Members' equity	7,763,488
Total members' equity	**7,763,488**

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**9,229,015**

The accompanying notes are an integral part of these financial statements.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

LifeSci Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on June 18, 2014. The Company was organized on March 14, 2013 in the State of New York and engages in the investment banking, mergers & acquisitions advisory services, sale of hedge funds and other private funds, and research The Company is exempt from rule 15c3-3 of the SEC under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income, due but not yet received, that is expected to be collected within one year is recorded at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company is a multiple member LLC and is treated as a partnership for income tax purposes. The operating results of the Company are passed through to its members. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2019, the members' tax year for 2016, 2017 and 2018 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2019, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES**

Leases

The Company shares its office space with its Affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Underwriting Income

The Company provides a full range of capital markets and financial advisory services. Capital markets services include underwriting and private placement agent services in both equity and debt capital markets, including private equity placements, initial public offerings and secondary offerings. Underwriting and placement agent revenues are recognized at a point in time on trade date, as the client obtains the control and benefit of the capital markets offering at that point.

Research Services

As described in the Related Party Transactions Note 3, the Company provides an affiliate certain research services to clients of the affiliate. These research services provided by the Company include initiation reports, earnings notes and general corporate update notes on a per client basis. Revenues are recognized on a monthly basis as clients obtain control and benefit of the research services.

2) **FAIR VALUE MEASUREMENTS**

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents. Short-Term Financial Instruments. and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses a market index closely related to the industry of the securities held to estimate the fair value of its investment. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2019:

	Total	Level 1	Level 2	Level 3
Investments in equity securities				
classified as available-for-sale	$ -			
	$			
	$			
	$ -			

3) **RELATED PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement (the "ESA") dated March 11, 2014, an affiliate of the Company provides certain support services for the Company including, among others, employee compensation, office space, office supplies, and communications in the normal course of business. The Company pays a monthly fee in relation to the ESA.

Pursuant to a research services agreement with LifeSci Advisors (the "Agreement") dated July 10, 2014, the Company provides the affiliate certain research services to clients of the affiliate. These research services provided by the Company include initiation reports, earnings notes and general corporate update notes on a per client basis. The Company receives a monthly fee in relation to the Agreement.

The Company received income from LifeSci Ventures, $17,750. At December 31, 2019 the outstanding intercompany receivable from LifeSci Investments was $175,000 and the outstanding intercompany payable was $728,306. The payable is non-interest bearing and due on demand. During 2019 repayment of $450,000 of allocated expense sharing agreement expenses had been forgiven by the Members and are reflected as capital contributions. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4) **CONCENTRATIONS OF RISK**

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2019, the Company maintained $7,576,640 in excess of the insured balances.

The Company engages in various investment banking services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

5) **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $6,611,415 which is $6,511,415 in excess of required net capital of $100,000. The Company's net capital ratio at December 31, 2019 is 0.22 to 1.

6) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

7) COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

8) COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019, or during the period then ended.

9) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

As discussed in Note 3, the Company shares its office space with its affiliate covered under an expense sharing agreement. Therefore, the adoption of ASC 842 does not have a material effect on the Company's financial statements for the year ended December 31, 2019.

10) SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.